February 11, 2022

VIA EDGAR TRANSMISSION

Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Bluerock Total Income+ Real Estate Fund, File Nos. 333-252508 and 811-22710

Dear Ms. DiAngelo Fettig:

On January 13, 2022, you provided oral comments with respect to certain shareholder report filings by Bluerock Total Income+ Real Estate Fund (the “Fund” or the “Registrant”), as indicated below. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Form N-CEN (Fiscal Year Ended September 30, 2019)

Comment 1.	The Staff notes that the Report on Internal Controls filed with the September 30, 2019 Form N-CEN was from the year ended September 30, 2018. Please file an amended Form N-CEN for the September 30, 2019 reporting year with the September 30, 2019 Report on Internal Controls.

Response.	The Registrant will file such amendment.

Form N-CEN (Fiscal Year Ended September 30, 2021)

Comment 2.	In Item D.9 of Form N-CEN filed for the fiscal year ended September 30, 2021, the Fund’s net annual operating expenses at the end of the reporting period, net of any waivers or reimbursements, was 1.95%, which did not include interest expense. Please include interest expense in Item D.9 going forward.

Response.	The Registrant will include interest expense in the calculation of Item D.9 in future Form N-CEN filings.

Comment 3.	Please explain why the Registrant has included a market price ($34.65) in Item D.10 of Form N-CEN for the fiscal year ended September 30, 2021.

Christina DiAngelo Fettig

February 11, 2022

Response.	The Registrant read Item D.10 in an overly broad manner and will not include a market price in Item D.10 for future Form N-CEN filings.

Annual Report to Shareholders on Form N-CSR (Fiscal Year Ended September 30, 2021)

Comment 4.	The Staff notes references to a “diversified portfolio” on pages 1 and 3 of the management discussion of fund performance. In future filings, consider using another term than “diversified” since the fund is non-diversified.

Response.	The Registrant will consider this comment for future filings.

Comment 5.	Pursuant to Form N-2, Item 24, Instruction 4(g)(3), in future filings, please discuss in the management discussion of fund performance the effect of any policy or practice of maintaining a specified level of distributions to shareholders on the Fund’s investment strategies and per share net asset value during the last fiscal year. Also discuss the extent to which the Fund’s distribution policy resulted in distributions of capital.

Response.	The Registrant will include such disclosures in future filings.

Comment 6.	On Page 4 of the management discussion of fund performance, under the Fund performance chart, Class L shares are footnoted as having an early withdrawal fee of 1.00%. Please verify the footnote is correct and revise, as needed, in future filings.

Response.	Class L shares do not have an early withdrawal fee. The Fund performance table will be updated accordingly in future filings.

Comment 7.	Regulation S-X-12-12, footnote 8 requires additional information about the disclosure of restricted securities. To the extent the Fund has restricted securities, please comply with the disclosure requirements of Regulation S-X-12-12, footnote 8 in future filings.

Response.	The Registrant confirms that it holds only securities offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, and therefore, does not to disclose the information required in Regulation S-X-12-12, footnote 8.

Comment 8.	Under Item 4 (Financial Highlights) Instruction 13(b), the Fund is required to note that the total investment return does not reflect sales load. Please include such disclosure in future filings.

Response.	The Registrant will include such disclosures in future filings.

Christina DiAngelo Fettig

February 11, 2022

Comment 9.	In the “Pricing of Shares” table of the Statement of Assets and Liabilities, for future filings, please note that the withdrawal price may differ from net asset value for any classes with an early withdrawal fee.

Response.	The Registrant will adjust its disclosures in the “Pricing of Shares” table in future filings.

Comment 10.	In the Statements of Changes in Net Assets, for future filings, please explain the meaning of shares transferred in and shares transferred out.

Response.	The Registrant will include such explanation in future filings.

Registration Statement on Form N-2 (General)

Comment 11.	The Staff notes inconsistencies in expense limitation disclosures between the prospectuses and the financial statements. Please conform in future filings.

Response.	The Registrant will conform the expense limitation agreement disclosures in the financial statements to the prospectuses, which track the expense limitation agreements, in future filings.

Comment 12.	Consistent with Item 24, Instruction 13(b) of Form N-2, the Fund is required to include the address of each trustee and officer in the trustee table, as provided in the Registrant’s Statement of Additional Information and annual shareholder report on Form N-CSR. The Staff notes that the address of each trustee and officer is not included in the Fund’s annual shareholder report on Form N-CSR for the year ended September 30, 2021. Please include such disclosure in future N-CSR filings.

Response.	The Registrant will include the address of each trustee and officer in the trustee and officer table of all future N-CSR filings.

Comment 13.	Consider prioritizing the order of the risks in the Fund’s prospectuses based on significance for the fund (vs. alphabetical) in future filings.

Response.	The Registrant will consider revising the order of risks for future filings.

If you have any questions, please call Ryan S. Wheeler at (513) 352-6693.

Very truly yours,

/s/ Ryan S. Wheeler
Ryan S. Wheeler